Exhibit 3a

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(PURSUANT TO NRS 78.385 AND 78.390- After Issuance of Stock)

1.	Name of corporation:

Senior Optician Service, Inc.

2.	The articles have been amended as follows: (provide article number, if available)

Article I of the Articles of Incorporation is amended to read as follows:

The name of the corporation is Vantone International Group, Inc.

3.
The vote by which the stockholder holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as many be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of  incorporation have vote in favor of the amendment is :

5,175,000

4.	Effective date of filing: (optional)	8/17/09
(must not be later than 90 days after the certificate is filed)

5.	Signature (required)

       /s/ Honggang Yu
Signature of Officer